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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                   ----------



                          TRIDENT INTERNATIONAL, INC.
                           (Name of Subject Company)


                              ITW ACQUISITION INC.
                            ILLINOIS TOOL WORKS INC.
                                   (Bidders)


                                   ----------



Common Stock, $.01 Par Value Per Share             Common Stock 895934107
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)


                                   ----------

                            Stewart S. Hudnut, Esq.
                         Senior Vice President, General
                             Counsel and Secretary
                            Illinois Tool Works Inc.
                              3600 W. Lake Avenue
                            Glenview, IL  60025-5811
                                 (847) 657-4074


      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)


                Copy to:   Charles J. McCarthy, Ltd.
                           Jenner & Block
                           One IBM Plaza
                           Chicago, IL  60611

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     This Amendment No. 4 to Schedule 14D-1 amends the Schedule 14D-1 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all the outstanding shares of common stock, par value $.01 per share (the "Shares") of Trident International, Inc., a Delaware corporation, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     At 12:00 Midnight, New York City time, on Wednesday, February 10, 1999, the Offer expired. Based on the information provided by the Depositary, approximately 6,341,414 Shares (which number includes approximately 146,817 Shares subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $16.50 per Share in cash.

     The Purchaser intends to merge itself with and into the Company. The Merger is expected to occur on Wednesday, February 17, 1999. As a result of the Merger, the Company will become a wholly owned subsidiary of Illinois Tool Works Inc. and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of the Parent or the Company, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation Law) shall be canceled, extinguished and converted into the right to receive $16.50 per Share in cash, without interest, less any applicable federal withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by Parent on February 11, 1999, a copy of which is filed as exhibit
(a)(11) hereto and incorporated by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented to add the following:

     (a)(11)        Press Release issued by Parent on February 11, 1999.








                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 1999                  ITW Acquisition Inc.

                                          By: /s/ Stewart S. Hudnut
                                             -------------------------
                                          Name:   Stewart S. Hudnut
                                          Title:  Vice President and Secretary


                                          Illinois Tool Works Inc.

                                          By: /s/ Stewart S. Hudnut
                                             -------------------------
                                          Name:   Stewart S. Hudnut
                                          Title:  Senior Vice President, General
                                                  Counsel and Secretary


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                                EXHIBIT INDEX


EXHIBIT         DESCRIPTION
-------         -----------

(a)(1)  Offer to Purchase dated January 13, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published on January 13, 1999.
(a)(8)  Press Release issued by Parent on January 13, 1999.
(a)(9)  Press Release issued by Parent on January 15, 1999.
(a)(10) Press Release issued by the Parent on January 26, 1999.
(a)(11) Press Release issued by the Parent on February 11, 1999.*
(b)(1) Second Amended and Restated Credit Agreement among Illinois Tool Works Inc., The First National Bank of Chicago, as Agent, and other financial institutions who are signatories to the Credit Agreement dated as of September 30, 1998.
(b)(2)  Line of credit letter agreement dated November 1, 1998 between The
        First National Bank of Chicago and Illinois Tool Works Inc., and letter amendment dated December 28, 1998.
(c) Agreement and Plan of Merger, dated as of January 6, 1999, by and among Trident International, Inc., Illinois Tool Works Inc. and ITW Acquisition Inc. (Schedules to the agreement have been omitted from this filing and will be furnished to the Securities and Exchange Commission upon request).


* Filed with Amendment No. 4.

All other exhibits previously filed.







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